Exhibit 2.1

PURCHASE AGREEMENT

Nutracom, LLC, a Missouri limited liability company (“Nutracom”), and Reliv International, Inc., a Delaware corporation (“Reliv”), enter into this Purchase Agreement for the purchase and sale of certain assets of the Nutracom Division of Reliv (the “Business”).

RECITALS

WHEREAS, the Nutracom and Reliv have completed negotiations regarding Nutracom’s proposed purchase of the assets of the Business from Reliv; and

WHEREAS, Carl Hastings, Steve Hastings and Brett Hastings (the “Hastings Group”), controlling members of Nutracom, have made arrangements to transfer shares of Reliv common stock to Nutracom, and to make cash investments in Nutracom, in order to provide for the consideration for such purchase;

NOW THEREFORE IT IS HEREBY AGREED AS FOLLOWS:

TERMS

1.	Terms.The parties have mutually agreed upon the following terms and conditions relative to the purchase of the Business assets:

(a)	Nutracom will purchase the following assets of the Business:

(i)      all usable raw materials, packaging, work-in-process and finished goods held by the Business for third parties (the “Inventory”), but excluding any finished goods of Reliv held by the Business and the raw materials listed on Exhibit A; and

(ii)     all machinery, equipment, including office equipment and related assets, molds, dies, tooling, fixtures, parts, supplies and other assets and materials used in the Business (the “Manufacturing Assets”), including those items listed on Exhibit B.

(b)	Nutracom will not assume any liabilities associated with the Business except for outstanding purchase orders for Inventory and those liabilities specifically identified on Exhibit C.

(c)

Nutracom will pay Reliv the sum of $1,250,000 ($1,000,000 equipment value and $250,000 prepaid rent) plus Reliv’s aggregate standard cost of the Inventory at Closing (the “Inventory Value”, which is estimated at $1.7 million) (collectively, the “Purchase Price”). The Purchase Price will be payable as follows:

(i)      The Hastings Group will assign to Reliv at the Closing (as hereinafter defined) 99,200 shares of Reliv common stock, which the parties agree will have a value of $5.445 per share or an aggregate value of $540,144 (“Share Payment”).

(ii)     Nutracom will issue to Reliv a non-voting Class B membership interest in the limited liability company representing a 15% equity holding in Nutracom. Commencing one year after Closing, the Class B membership interest will be entitled to receive 1% of Nutracom’s annual gross revenue excluding gross revenue originating from sales to Reliv (“Third Party Revenue”) up to $5 million dollars, 1.25% of Third Party Revenue between $5 million and $15 million, 1.0% of Third Party Revenue in excess of $15 million (“Guaranteed Payment”). No other payments or profit sharing will be paid to Reliv with respect to the Class B membership interest except that upon a sale of Nutracom, the Class B membership interest will receive its proportionate share (initially 15% but subject to dilution) with respect to any sale proceeds. In the event of an acquisition, business combination or merger between Nutracom and a third party, the Guaranteed Payment shall terminate at such closing and the Class B members shall participate in the profits, losses and distributions of Nutracom in the same manner as the Class A members based on the proportionate share of the Class B membership interest. The Class B membership interest will be valued at $505,000 (“Membership Value”). Upon Closing the Hastings Group agrees to capitalize Nutracom in the amount of at least $500,000 in cash. The Operating Agreement of Nutracom will provide Reliv participation rights and tag-along rights in the event Nutracom management determines to sell Nutracom or the Business in the future.

(iii)    At Closing, Nutracom will enter into a promissory note (“Secured Promissory Note”) with Reliv in an amount equal to $1,000,000. The Secured Promissory Note will be issued for a term of seven years with interest accruing on the outstanding principal balance at a rate of 5.5%. The Secured Promissory Note will be amortized ratably over the seven-year period with a monthly payment of $14,370. The Secured Promissory Note will be secured by a purchase money security interest in the Manufacturing Assets.

(iv)   At Closing, Nutracom will enter into an unsecured promissory note (“Unsecured Promissory Note”) with Reliv in an amount equal to the Inventory Value plus $250,000 to be treated as prepaid rent under the lease referred to in (v) below, less the Share Payment and Membership Value. The Unsecured Promissory Note will be issued for a term of seven years with interest accruing on the outstanding principal balance at a rate of 7.0%. The Unsecured Promissory Note will provide for payments of interest only the first two years. The principal will be amortized over a ten-year amortization schedule during the remaining five years of the Unsecured Promissory Note with a balloon payment due upon expiration of the term.

By way of example only, the value of the Unsecured Promissory Note will be calculated as follows:

Inventory Value (est)	$1,700,000
+Prepaid Rent	+ $250,000
-Share Payment	- $540,144
-Membership Value	- $505,000

Initial Note Principal Amount	$904,856

(v)    At Closing, Nutracom will enter into a lease agreement for the premises occupied by the Business (96,450 sq. ft.) for a period of seven years with an option by Nutracom to renew for a 5-year term. Rent for the first year of the lease will be $2.59 per square foot or an annual rent of $250,000 and will be prepaid at Closing as set forth in Section 1(c)(iv). Rent for the second year of the lease will be $2.00 per square foot or an annual rent of $192,900. Rent for years three through five will be $4.00 per square foot or an annual rent of $385,800. Rent for years six and seven will be $4.25 per square foot or an annual rent of $409,912.50. Rent for the renewal term will be $4.25 per square foot or an annual rent of $409,912.50. In addition to rent, Nutracom will pay to Reliv its proportionate share of real estate taxes, property insurance (including excess flood coverage) and common area maintenance, less the proportionate share of maintenance expenses incurred by Nutracom which are allocable to the space occupied by Reliv. The lease will provide Nutracom a right of first offer on the building in the event Reliv determines to sell the building.

(vi)    At Closing, Carl Hastings will enter into an employment agreement with Reliv at a base salary of $225,000 for the first year and $200,000 thereafter plus a monthly car allowance of $800 per month. The employment agreement will have a one-year term, and will renew annually thereafter unless either party gives notice of its intent not to renew. Carl Hastings will receive employee benefits and otherwise be treated on a basis standard for full-time Reliv employees, but will be required to work no more than 20 hours per week. Carl Hastings’ travel obligations will be restricted to attendance in the United States only at not more than two Reliv conferences per year and not more than two appearances at special events as reasonably requested by Reliv. The employment agreement will not restrict Carl Hastings’ ability to formulate products for Nutracom and its customers; provided, however, Carl Hastings will not, during the term of his employment with Reliv, provide use of his image, likeness or endorsement for any products developed for Nutracom or its customers. During the term of the employment agreement, Carl Hastings will provide all reasonably requested research and development for Reliv as a part of his employment arrangement.

(vii)   The parties will enter into a supply agreement, fulfillment agreement, and license agreement on substantially the same terms as outlined on the attached corresponding agreement outlines. In addition, the parties will enter into a Secured Promissory Note, an Unsecured Promissory Note, security agreement, and operating agreement of Nutracom, on terms mutually agreeable to the parties. The security agreement will provide Reliv a right of first offer on the Manufacturing Assets as long as the principal balances on the Secured Promissory Note and Unsecured Promissory Note remain outstanding.

2.	Nutracom Intellectual Property. Reliv hereby sells, transfers and assigns to Nutracom any and all rights, title and interest in and to the ideas, concepts, formulas, products and associated intellectual property developed in connection with the Business for customers other than Reliv, as listed on Exhibit D.

3.	Condition to Closing. The following will be conditions to Closing:

a.	The Inventory and Manufacturing Assets shall be free and clear of any liens, claims and encumbrances;

b.

The Hastings Group and any other members of Nutracom shall have invested at least an aggregate of $500,000 in cash in Nutracom and shall have contributed an aggregate of 99,200 shares of Reliv common stock to be transferred to Nutracom at Closing as provided above; and

c.	Reliv shall have received a satisfactory fairness opinion relating to the proposed transaction by a qualified firm.

4.	Best Efforts. The parties agree to use their best efforts to reach a fair and equitable agreement regarding any issues arising after execution of the Purchase Agreement which were not specifically addressed by the transaction documents.

5.	Closing. The closing (the “Closing”) of the transactions contemplated herein will be held on the date of this Purchase Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written below.

Dated: January 1, 2019

NUTRACOM, LLC

By /s/ Brett Hastings

Name: Brett Hastings

Title: President

RELIV INTERNATIONAL, INC.

By /s/ Ryan Montgomery

Name: Ryan Montgomery

Title: Chief Executive Officer

Note:

This plan does not contain the following schedules: Supply Agreement, Fulfillment Agreement, or Lunasin License Agreement. The Registrant will furnish supplementally a copy of any of these schedules to the Commission upon request.

EXHIBIT A

Excluded Raw Materials

See Attached

EXHIBIT B

Manufacturing Assets

See attached

EXHIBIT C

Assumed Liabilities

Nutracom will assume the liability for accrued, but unused PTO time for all Reliv employees transferring to Nutracom, up to 40 hours, similar to the annual carryover provisions in Reliv’s employee policies.

Reliv will assume the wages liability for Reliv hourly employees in which wages earned in December 2018 and prior to January 1, 2019 remain unpaid as of December 31, 2018.

Nutracom will file the personal property tax declaration for calendar 2019 with St. Louis County for all equipment acquired in the Purchase Agreement and make the appropriate tax payments as billed by St. Louis County for calendar 2019.

Nutracom will assume the liability for services provided by contract labor beginning with service days beginning January 1, 2019 (for example, financial responsibility for “split-week” contract labor invoices which cover both December 2018 and January 2019 time periods will result in Reliv assuming financial responsibility for contract labor services provided prior to January 1, 2019 and Nutracom assuming financial responsibility for contract labor services provided subsequent to January 1, 2019).

Nutracom will assume the liability for all taxes, if any, which might arise with its purchase of all assets (including equipment, inventory, and other assets) acquired in the Purchase Agreement.

Nutracom will assume the liability for all tangible items received and services received beginning January 1, 2019, including inventory, supplies, fixed assets, repairs, services, etc., relating to the Nutracom business, with a receipt date of January 1, 2019 and thereafter. Actual receipt date at the 136/138 Chesterfield Industrial Blvd facility will determine the ownership/liability of the item or service received; notwithstanding a vendor invoice date or a vendor ship date from the vendor’s facility.

Nutracom will assume the liability for all purchase commitments (including purchase orders, purchase requisitions, verbal orders, and similar forms of commitments) relating to the Nutracom business which are outstanding and unfulfilled as of the close of business on December 31, 2018.

Nutracom will assume the liability for fulfilling all unfilled and outstanding Nutracom customer purchase orders existing as of the close of business on December 31, 2018.

Upon request by Reliv, Nutracom will assist Reliv with the cash collection of all unpaid Nutracom customer invoices outstanding as of the close of business on December 31, 2018.

Nutracom will assume liability for all Nutracom customer sales returns in which the original customer sale occurred prior to December 31, 2018 and the related customer sales return occurred subsequent to December 31, 2018. Under the preceding scenario, Nutracom’s liability will consist of payment to Reliv in an amount representing the sales value of the product return plus any additional related costs such as the original outbound freight, product return freight, or other costs related to the sales return. Reliv will authorize a credit of up to $25,000 to Designer Protein related to issues with production invoiced on invoice #8443.

Reliv will assume the liability for all quality assurance testing vendor invoices with an invoice date of December 31, 2018 or earlier. Nutracom will assume the liability for all quality assurance testing vendor invoices other than Reliv with an invoice date of January 1, 2019 or later.

Nutracom will assume liability for specific invoices for production and testing supplies as follows:

Invoice #	Vendor	Amount
1160121	Tri-Pro Graphics & Packaging	$3,069.15
342055	BioControl Systems, Inc.	$3,022.52

EXHIBIT D

Assigned Intellectual Property

Any and all formulas, product concepts and product ideas formulated at the request of, or for promotion to, customers, potential customers and brands of Nutracom and/or its partners and affiliates, including, but not limited to, the following (provided no such formulas are identical or substantially similar to any product of Reliv):

Toddler Daily Essentials

Tween Daily Essentials

Adult Daily Essentials

Senior Daily Essentials

Adult Digestion Essentials

Youth Digestion Essentials

Adult Protect Capsules

Infant Formula

Infant Cereal

Keto Salts

Keto Protein

Inner Beauty

Hair, Skin & Nails Capsules

Weight Loss Formula

Ensure-Equivalent Products

Collagen Products

Reds Products

Beets Products

Greens Products

Hydration/Electrolyte

Pre-Workout

Post-Workout

Branch Chain Amino Acids

Essential Amino Acids

Sleep Aid

Sexual Performance Aid

Protein Pancakes

Protein Oats

CBD Capsules/Powdered Formulas

Formulas developed to match an existing product of a potential or existing customer of Nutracom